SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Strong Fourth Quarter and Full Year 2006 Results dated February 8, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Strong Fourth Quarter and Full Year 2006 Results

Thursday February 8, 8:00 am ET

- Fourth Quarter Revenues Reach Record $25.3 Million -

- GAAP Diluted EPS is $0.31;  Non-GAAP  Diluted EPS is $0.37  before  FAS123R
     Effect -

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today announced that revenues for the fourth quarter of 2006 reached a record $25.3 million, representing a 19% increase from $21.2 million reported in the fourth quarter of 2005.

Operating income for the fourth quarter of 2006 was $3.4 million. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R, the Company achieved operating income of $4.7 million on a non-GAAP basis. This compares with operating income of $4.2 million reported in the fourth quarter of 2005.

Net income for the 2006 fourth quarter was $7.2 million, or $0.31 per diluted share, and included a tax benefit of $2.1 million equivalent to $0.09 per diluted share mainly due to deferred tax benefit, and stock-based compensation expense of $1.3 million or $0.06 per diluted share. Excluding the effect of stock-based compensation expense, net income was $8.5 million or $0.37 per diluted share on a non-GAAP basis. This compares with $5.4 million or $0.24 per diluted share reported in the 2005 fourth quarter.

The Company had forecast that 2006 fourth quarter revenues would approximate $24.7 million and that net income would approximate $4.1 million or $0.18 per diluted share including a tax expense of $0.6 million and stock-based compensation expense related to the adoption of FAS123R. Excluding the effect of stock-based compensation expense, the Company expected fourth quarter 2006 non-GAAP net income to be $5.4 million or $0.24 per diluted share.

Business unit revenues for the fourth quarter of 2006 consisted of $18.9 million in Networking Business Unit (NBU) sales and $6.4 million in Technology Business Unit (TBU) sales, representing increases of 25% and 6%, respectively, over the fourth quarter of 2005. NBU and TBU revenues exceeded the Company's forecast.

For full year 2006, revenues were $91.0 million, operating income was $8.5 million and net income was $15.2 million or $0.67 per diluted share. Excluding the effects of stock-based compensation expense (amounting to $4.7 million and equivalent to $0.21 per diluted share) and a patent settlement reserve recognized in the 2006 third quarter (of $1.9 million, and equivalent to $0.08 per diluted share), operating income for full year 2006 was $15.2 million and net income was $21.9 million or $0.96 per diluted share, on a non-GAAP basis. For full year 2005, revenues were $74.0 million, operating income was $11.5 million and net income was $14.7 million or $0.66 per diluted share.

The Company ended the fourth quarter of 2006 with approximately $145.6 million in cash and liquid investments, equivalent to $6.61 per basic share, and an increase of $9.9 million from September 30, 2006. The increase reflects cash flow from operations of $8.3 million and cash flow from the exercise of options of $2.3 million offset in part by $700,000 of capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "The main driver of our fourth quarter and full year 2006 performance was continued substantial growth and expanded market share in the room conferencing market. That was due to strong demand for our SCOPIA(TM) v.5 videoconferencing platform and, most importantly, because of our successful partner relationships, led by Cisco. Our sales through Cisco continued to reach record levels. We also achieved growth in the balance of our room conferencing sales. We expect room conferencing to be a major growth engine for us throughout 2007."

Mr. Raviv continued: "2006 was the year the concept of Unified Communications became a commercial reality. Our Click to Meet(R) solution remains at the core of our strategy in this market because it can integrate advanced video into a wide variety of desktop environments. We recently announced the general availability of Click to Meet for IBM Lotus Sametime and have trials underway with several large Lotus Sametime customers including a major oil company in South America. We also had new and follow-on sales of our Click to Meet solution worldwide. We plan to introduce additional Unified Communications solutions based on our SCOPIA infrastructure and Click to Meet software.

"In the 3G mobile market, we achieved significant growth in sales of the SCOPIA(TM) Interactive Video Platform, our flexible, easy-to-use video service creation platform, as well as additional sales of our SCOPIA(TM) 3G Video Gateway. We saw revenue growth in this market in both APAC and EMEA in the fourth quarter and had additional sales to a leading mobile carrier in the U.S., where the adoption of EVDO-Rev. A is just beginning.

"Our Technology Business Unit achieved record sales for 2006. Our SIP IMS Toolkit and ProLab IMS Testing solution have been well-received by the market and we have expanded the capability of ProLab to include testing of IMS networks as well as video quality. Our standard toolkits combined with our Multimedia Terminal Framework software also made gains in the rapidly growing IPTV marketplace in the fourth quarter."

Mr. Raviv concluded: "In 2006, Unified Communications, High Definition and IMS have moved front and center as market themes and we remain at the forefront of all three."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the first quarter of 2007 to be approximately $23.5 million and net income to approximate $3.0 million or $0.13 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.06 per diluted share. Excluding this item, first quarter 2007 non-GAAP net income is expected to be $4.4 million or $0.19 per diluted share. That compares to first quarter 2006 revenues of $20.1 million and net income of $2.9 million or $0.13 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.0 million or $0.04 per diluted share. Excluding this item, net income for the first quarter of 2006 was $3.9 million or $0.17 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Fourth Quarter 2006 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its fourth quarter 2006 results and first quarter 2007 outlook, today, Thursday, February 8, 2007 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-791-1856 (International dialers may call +1-210-234-0005) by 8:45 a.m. (Eastern) on February 8th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on February 15th. To access the replay, please dial 1-800-839-0129 (International dialers may call +1-402-998-1201).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2006 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 8th and will be archived on the website until the end of the first quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)
                      Three months ended        Twelve months ended
                         December 31,              December 31,
                       2006         2005         2006         2005
                   ------------ ------------ ------------ ------------
                                                             Audited
                                                          ------------

Revenues           $    25,261  $    21,170  $    91,023  $    74,012
Cost of revenues         5,252        3,830       18,165       13,110
                   ------------ ------------ ------------ ------------

Gross profit            20,009       17,340       72,858       60,902
                   ------------ ------------ ------------ ------------

Operating costs and expenses:
 Research and
  development            6,855        5,230       25,331       20,110
 Marketing and
  selling                7,847        6,660       30,648       24,588
 General and
  administrative         1,887        1,201        6,492        4,677
 Patent settlement
  reserve                    -            -        1,900            -
                   ------------ ------------ ------------ ------------

Total operating
 costs and
 expenses               16,589       13,091       64,371       49,375
                   ------------ ------------ ------------ ------------

Operating income         3,420        4,249        8,487       11,527
Financial income,
 net                     1,621          948        5,825        3,051
                   ------------ ------------ ------------ ------------

Income before
 taxes                   5,041        5,197       14,312       14,578
Taxes on income,
 net                     2,114          153          936          112
                   ------------ ------------ ------------ ------------

Net income         $     7,155  $     5,350  $    15,248  $    14,690
                   ============ ============ ============ ============

Basic net earnings
 per Ordinary
 share             $      0.33  $      0.25  $      0.69  $      0.70
                   ============ ============ ============ ============

Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Basic            22,012,523   21,557,589   22,076,563   21,121,908
                   ============ ============ ============ ============

Diluted net
 earnings per
 Ordinary share    $      0.31  $      0.24  $      0.67  $      0.66
                   ============ ============ ============ ============

Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Diluted          22,829,275   22,740,403   22,747,188   22,214,949
                   ============ ============ ============ ============

Reconciliation of GAAP to Non-GAAP operating results:

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude one time patent settlement reserve and the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude one time patent settlement reserve and the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.


The following table reconciles the GAAP to non-GAAP operating results:

                             Three months ended December 31,
                    --------------------------------------------------
                                   2006                        2005
                    ------------------------------------ -------------
                                        Unaudited
                    --------------------------------------------------
                    GAAP results    Non-GAAP   Non-GAAP  GAAP results
                    (as reported) adjustment*   results  (as reported)
                    ------------- ------------ --------- -------------


Gross profit              20,009          109    20,118        17,340

Total operating
 costs and expenses       16,589       (1,210)   15,379        13,091

Operating income           3,420        1,319     4,739         4,249

Income before taxes        5,041        1,319     6,360         5,197

Net income             $   7,155   $    1,319  $  8,474      $  5,350
                    ============= ============ ========= =============

Basic net earnings
 per Ordinary share    $    0.33   $     0.05  $   0.38      $   0.25
                    ============= ============ ========= =============

Diluted net
 earnings per
 Ordinary share        $    0.31   $     0.06  $   0.37      $   0.24
                    ============= ============ ========= =============

                            Twelve months ended December 31,
                  ----------------------------------------------------
                                  2006                         2005
                  -------------------------------------- -------------
                                       Unaudited
                  ----------------------------------------------------
                  GAAP results    Non-GAAP     Non-GAAP  GAAP results
                  (as reported) adjustment**   results   (as reported)
                  ------------- ------------- ---------- -------------

Gross profit            72,858           373     73,231        60,902

Total operating
 costs and
 expenses               64,371        (6,304)    58,067        49,375

Operating income         8,487         6,677     15,164        11,527

Income before
 taxes                  14,312         6,677     20,989        14,578

Net income           $  15,248       $ 6,677  $  21,925     $  14,690
                  ============= ============= ========== =============

Basic net
 earnings per
 Ordinary share      $    0.69       $  0.30  $    0.99     $    0.70
                  ============= ============= ========== =============

Diluted net
 earnings per
 Ordinary share      $    0.67       $  0.29  $    0.96     $    0.66
                  ============= ============= ========== =============

*) Adjustment excludes the expenses recorded for stock compensation in accordance with SFAS 123(R).

**) Adjustment exclude one time patent settlement reserve and the expenses recorded for stock compensation in accordance with SFAS 123(R).

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)


                                             December 31, December 31,
                                                 2006         2005
                                             ------------ ------------
    ASSETS                                                  Audited
                                                          ------------

CURRENT ASSETS:
  Cash and cash equivalents *)                 $  23,110    $  32,927
  Short-term bank deposits *)                     48,357       17,503
  Short-term marketable securities *)             36,048       46,015
  Trade receivables, net                          12,866       12,257
  Other accounts receivable and prepaid
   expenses                                        5,838        4,318
  Inventories                                      2,979        2,593
                                             ------------ ------------

Total current assets                             129,198      115,613
                                             ------------ ------------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                      11,365       11,395
  Long-term marketable securities *)              26,691       17,111
  Severance pay fund                               3,481        2,931
    Deferred tax asset                             2,797            -
                                             ------------ ------------

Total long-term investments and receivables       44,334       31,437
                                             ------------ ------------

Property and equipment, net                        3,609        3,190
                                             ------------ ------------

Goodwill                                           2,966        2,966
                                             ------------ ------------

Intangible assets, net                             2,452        3,542
                                             ------------ ------------

Total assets                                   $ 182,559    $ 156,748
                                             ============ ============

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                               $   2,919    $   1,783
  Deferred revenues                                8,748        8,533
  Accrued expenses and other accounts
   payable                                        13,870       12,122
                                             ------------ ------------

Total current liabilities                         25,537       22,438
                                             ------------ ------------

Accrued severance pay                              4,417        3,643
                                             ------------ ------------

Total liabilities                                 29,954       26,081
                                             ------------ ------------

SHAREHOLDERS' EQUITY:

  Share capital                                      228          218
  Additional paid-in capital                     126,944      116,446
  Treasury Stock                                  (1,670)           -
  Retained earnings                               27,103       14,003
                                             ------------ ------------

Total shareholders' equity                       152,605      130,667
                                             ------------ ------------

Total liabilities and shareholders' equity     $ 182,559    $ 156,748
                                             ============ ============

*) Total cash and liquid investments           $ 145,571    $ 124,951
                                             ============ ============

Contact:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By /s/Arnold Taragin
                                   -----------------
                                   Arnold Taragin
                                   Corporate Vice President and General Counsel



Date:  February 8, 2007